SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 14D-9
                              (AMENDMENT NO. 3)
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                        Dynamics Corporation of America
                           (Name of Subject Company)


                        Dynamics Corporation of America
                     (Name of Person(s) Filing Statement)


                   Common Stock, par value $0.10 per share
                (Including the associated Series A Cumulative
                Participating Preferred Stock Purchase Rights)
                        (Title of Class of Securities)


                                 268039 10 4
                    (CUSIP Number of Class of Securities)


                               Henry V. Kensing
                           Vice President, General
                            Counsel and Secretary
                             475 Steamboat Road
                     Greenwich, Connecticut 06830-7197
                                (203) 869-3211
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement).


                                With a Copy to:

                                Alan C. Myers
                 Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000



               This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the "Schedule 14D-9"), of Dynamics Corporation of America (the "Company"), filed in connection with the tender offer by SB Acquisition Corp., a wholly owned subsidiary of WHX Corporation, for shares of common stock (including the associated Series A Cumulative Participating Preferred Stock Purchase Rights) of the Company. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9.

          ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

               Item 9 is hereby amended by adding the following at the end thereof:

          Exhibit
             No.
          -------

          Exhibit 15 Press Release issued by Dynamics Corporation of America, dated May 12, 1997 (incorporated by reference to
                         Exhibit 1 to Amendment No. 46 to the
                         Schedule 13D of Dynamics Corporation of
                         America, filed May 12, 1997, with
                         respect to its investment in CTS
                         Corporation).



                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Dated:  May 12, 1997          DYNAMICS CORPORATION OF
                                          AMERICA

                                        By:  /s/ Henry V. Kensing
                                           Henry V. Kensing
                                           Vice President,
                                           General Counsel and
                                           Secretary



                               EXHIBIT INDEX

          Exhibit
             No.              Description

          Exhibit 15 Press Release issued by Dynamics Corporation of America, dated May 12, 1997 (incorporated by reference to
                         Exhibit 1 to Amendment No. 46 to the
                         Schedule 13D of Dynamics Corporation of
                         America, filed May 12, 1997, with
                         respect to its investment in CTS
                         Corporation)